UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-19687

 NOTIFICATION OF LATE FILING

(Check one):  ☒ Form 10-K  ☐  Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐  Form 10D  ☐  Form N-SAR  ☐ Form N-CSR

For Period Ended: December 31, 2015

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

☐  For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Synalloy Corporation
(Full name of registrant)

4510 Cox Road, Suite 201
(Address of principal executive offices, Street and Number)

Richmond, Virginia 23060
(City, State and Zip Code)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

Synalloy Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) by the prescribed due date, without unreasonable effort or expense. The Form 10-K could not be filed by the prescribed due date because the Company needs additional time to complete documentation of its goodwill impairment analysis in light of a) the Company’s conclusion that an impairment of goodwill did occur for two reporting units totaling $17.2 million, b) the significant Step 1 and Step 2 valuation exercises required to support that conclusion and c) resultant testing and verification of Sarbanes Oxley controls for the process.

 PART IV
OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification is:

Dennis M. Loughran	(804)	822-3266
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No